SIMPLI-FI AUTOMATION, INC.

Develop AI-powered medical diagnostic and human performance technologies using Breath Biomarkers



simplifiautomation.com Saint Paul, MN

Highlights

1. We have a commercialization license to develop the NASA Electronic Nose for human medical use.
2. NASA e-Nose technology has been clinically proven to detect Covid-19 using breath. (Standford/NASA)
3. We are currently manufacturing our commercial beta prototype for pre-clinical validation.
4. Our technology has been selected for the Defense Innovation Unit Military Health Readiness Platform.
5. We have support from Samsung Electronics for integrating our sensor in Samsung phones and wearables.
6. We have been selected by the Cleveland Clinic to study using our e-nose technology to detect C-Diff.
7. We have been selected by the Mayo Clinic and NF1 Elite Athletic Training to study human performance.
8. Our team includes former vice presidents of 3M, Ford, Best Buy, Verizon, and Entegris Technologies.

Featured Investors

BROWN Brown Venture Group Follow Invested $440,000

Founded in 2018, Brown Venture Group is a venture capital investment firm based in Minneapolis, Minnesota. The firm prefers to invest in Black, Latino, and Native American technology startups.
brownventuregroup.com

Dr. Paul Campbell, Founder of Brown Venture Group
"Simpli-Fi Automation's leadership embodies the traits we look for in a successful team; experience, resilience, and the ability to execute. We have had the pleasure of investing two rounds of transformative capital into Simpli-Fi and have witnessed what happens when under-represented and under-resourced talent is empowered."



Olester Benson, Jr., PhD Follow Invested $50,000

Olester Benson, Jr. is a retired corporate scientist at 3M who specializes in developing environmentally friendly manufacturing processes. He has worked at the company's Corporate Research Process Laboratory since 1988, and has also served in the US Army

"The opportunity to invest in Simpli-Fi's technology transfer from NASA with a strong and clear line of sight of a broad application and product platform drew my attention. Backed by a sound technical team, allied integration partners, and research collaborators places Simpli-Fi in a leading position to have a significant positive impact in the remote healthcare diagnostic monitoring market."

Frank Taylor Follow — Invested $50,000

Frank Taylor is the former Vice President of materials planning and logistics at the Ford Motor Company. Mr. Taylor is currently a successful real estate and business investor.

"I am happy to lend my resources, experience, and guidance to this talented team."

Dr. Jevne Cunningham Follow — Invested $75,000

Dr. Cunninham is the former deputy director of the NanoES, the Institute for Nano-engineered Systems at the University of Washington. Jevne is also the founder of FlexForge, a chip manufacturer in the aerospace, automotive, and medical device industries.
flexforge-ev.com

"It is exciting to be involved in such a potentially transformative technology development project. This is a great example of the NASA Technology Transfer Office providing a substantial benefit to the American People. I love to see a small, minority-owned business taking such an innovative approach to the age-old problem of accessible and affordable healthcare."



William "DJ" Dozier Follow — Invested $75,000

William Henry "D.J." Dozier Jr. is an American former National Football League running back and Major League Baseball outfielder. Mr. Dozier is a noted business consultant with over 30 years of Business development experience.
sportsinnovationx.com

"When I invested in Simpli-Fi, it was because I believe that their technology can make a lasting impact. I invested in the ability to save and improve millions of lives."



Arlan Hamilton Syndicate Lead Follow — Invested $5,000

arlanwashere.com

"Investing in Simpli-Fi's electronic nose breath biomarkers disease diagnostic technology is an investment in cutting-edge innovation and the future of healthcare. By harnessing the power of non-invasive breath analysis, this technology has the potential to revolutionize disease diagnosis, offering earlier detection, personalized treatment, and ultimately, saving lives. Supporting this groundbreaking technology means contributing to a healthier, more efficient, and more accessible healthcare landscape for individuals worldwide. It is exciting to us at Backstage that this is being led by a diverse, world class team."

Our Team



Chris Campbell Chief Executive Officer

Mr. Campbell has over two decades of management experience at some of the nation's largest electronic systems engineering firms. He has extensive experience in working with Federal Labs and Technology Transfer Offices.



Jerome Hamilton Chief Operating Officer

Mr. Hamelton is the former vice president of 3M Manufacturing. He also held the position of Senior Vice President of Global Operations of Stratasys. Mr. Hamelton served as CEO of Open Therapeutics.



Dr. timothy Campbell Chief Medical Information Officer

Mr. Campbell formerly as Clinical Service Quality Director for the Kaiser Permanente. He also previously served as Chief Nurse of Quality Management for the VANCHCS.



William Dozier Vice President-Business Development

Mr. Dozier has over 24 years of business development, marketing, and business strategy experience. Mr. Dozier is a former Pro athlete having played in both the NFL and the MLB.



Alex Ross Board Member

Executive sales and enablement leader energized by driving growth while creating an environment of vibrant people development. Proven ability to develop executive partnerships, build distribution, increase revenue growth, improve customer experience and m



Michael Wright Board Director

With over 30 years of cross-sector experience, Michael is a seasoned high-tech executive at scale and a visionary leader who guides technology innovation and convergence across industries. He is the CEO of Intercepting Horizons, a strategic foresight and



Amelia Hardey Board Member

Recognized as an insightful strategic thought leader and change agent. Approaches work with an equity lens that creates a culture of inclusion and a thriving collaborative environment. An end-to-end ideator that utilizes data and insights to make sense of



Johnny Cator Chief Information Officer

Experienced Chief Technology Officer with a demonstrated history of working in the health wellness and fitness industry. Skilled in Entrepreneurship, Customer Relationship Management (CRM), Strategic Partnerships, Team Building, and Tech Innovation.



Dr. Jevne Cunningham Chief Technical Officer

Dr. Cunninham has an MS in Engineering Mechanics from Cornell University and a PhD in Applied Physics from the University of Michigan-Ann Arbor with over 20 years of design and manufacturing history in automotive, medical device, and materials development

---

Healthcare Ai meets the sense of Smell


Simpli-Fi
Automation
AI Powered Biomedical Device and Sensor Design


Imagine If AI Could Smell?
Simpli-Fi is revolutionizing the healthcare industry with our cutting-edge AI powered olfactory sensory technology, which is aimed at making healthcare more accessible than ever before.
Simpli-Fi
Automation


The Problem:
Late diagnosis of diseases can reduce treatment effectiveness and recovery chances, leading to worsened patient outcomes and decreased quality of life for mankind around the world.
Impact on healthcare systems:

- Increased treatment costs
- Reduction in quality of care
- Strains on resources
- Societal inequities in access to treatment

Simpli-Fi Automation

Introducing PROVECTUS

Imagine integrating a full-scale chemical analysis lab into a sensor chip smaller than a dime!



Provectus: A revolutionary breakthrough in analytical chemistry, providing a compact, portable, and cost-effective solution to lab diagnostics in the palm of your hand. Provectus represents a quantum leap in portable Breath Biomarker Diagnostic Technology.

Simpli-Fi Automation

What are Breath Biomarkers?


Healthy patient
Diseased patient

- Breath Biomarkers are biological molecules found in breath that can indicate the presence of a disease or an adverse health condition.
- Normal and abnormal pathological status and physiological processes in the human body can be characterized by these Volatile Organic Compounds emitted in human breath.
- Measuring the levels of these biomarkers, doctors and researchers can gain insight into a patient's health status.

Simpli-Fi Automation

Vision

Making healthcare more accessible, affordable, and effective, contributing to a healthier, happier world.



Simpli-Fi Automation

Provectus Telehealth

The sensor platform combines state of the art artificial intelligence models with olfactory sensing capabilities to provide real-time chemical analysis.



The Provectus sensor platform incorporates biometric sensors including pulse oximeter, ECG, and temperature for enhance accuracy.

Simpli-Fi Automation

Provectus & Healthcare

The Provectus Telehealth system, gives access to continuous healthcare to those in need:

- Early Detection of Illnesses
- Non-Invasive Monitoring
- Personalized Healthcare:
- Remote Health Monitoring
- Preventive Healthcare



Monitoring Mom



Long-term Care for Loved Ones



Immunocompromised Patients

Simpli-Fi Automation

Provectus & Fitness

A cutting-edge, non-invasive, real-time approach to maximizing human performance through personalized data analytics.

- Analysis
- Readiness
- Hydration levels
- Metabolic rates
- Recovery
- Performance Improvement Recommendations
- Continuous Monitoring

Simpli-Fi Automation

Provectus & Clinical Environmental Monitoring

The Provectus Canary System provides continuous monitoring for airborne infectious Hazards:

- Measures Particulate Matter (PM), Temperature, Humidity, Carbon Dioxide (CO2), and VOC's
- Inexpensive C-Diff monitoring in environmental room air.
- Uses "scent mapping" to detect airborne pathogens including, Staphylococcus, E. Coli, Streptococcus, Pseudomonas aeruginosa, and more.



Operating Room Air Quality Monitoring



Monitor Shared Spaces



Prevent Hospital Contracted Infection

Simpli-Fi Automation

Our Innovative Products

Pioneering US-based device medical device manufacturing


PROVECTUS

Provectus Canary

PROVECTUS Telehealth

Caerus Strength multi-sensor

Simpli-Fi Automation

NF1

NeuroForce1 delivers individualized Human Performance Programs, using the latest technology and sports science to achieve maximum results at any level.

NASA TECHNOLOGY TRANSFER PROGRAM

Simpli-Fi has licensed cutting-edge NASA e-Nose Breath Biomarker olfactory sensor for Human Medical Diagnostics.

Cleveland Clinic

The Cleveland Clinic team serves over 12 million patients a year and has teamed up with Simpli-Fi to develop a non-invasive C-Diff early warning system for the hospital environment.

Simpli-Fi Automation

Market Opportunity

US Remote Patient Monitoring Device

Current-2022 (US) $13.40 Billion

Projected- 2028 (US) **$25.28 Billion**

CAGR: 11.6%

* According to Arizton Advisory & Intelligence report published June 2023

AI Healthcare

Current-2023 (US) $20.9 Billion

Projected- 2028 (US) **$148 Billion**

CAGR 48.1%

*According to MarketsandMarkets report published Feb 2024


Breath Analyzer
Current- 2022 $1.19 Billion
Projected- 2028 $3.8Billion
CAGR 15.9%
*According to the Insights Partner published Nov 2023
Simpli-Fi
Automation

Sources: **Arizton**, **MarketsandMarkets**, **Insights Partner**


Funding Requirements
Use of Funds- Seed Raise of $1,235,000
Continued R&D- 15%: We have completed the beta prototype design and are now moving into testing and validation.
Pre-Clinical trials- 25%: We are self-funding our pre-clinical trials with the Cleveland Clinic.
Manufacturing tooling and setup- 35%: we are setting up our manufacturing facility in St. Paul MN with $1.2m in funding assistance from the Department of Employment and Economic Development (DEED).
Operations- 12.5%: We are taking possession of our new nanofabrication development facility and need operational costs.
Staffing- 12.5%: We need to hire staff to operate the new manufacturing facility.
Funding Requirements
Simpli-Fi
Automation


Investment Terms
SAFE (Simple Agreement for Future Equity)
A SAFE is an investment instrument used by early-stage startups to raise capital. It allows an investor to make a cash investment in a company in exchange for the right to obtain future equity in the company when a priced equity round or a liquidity event occurs, such as a sale or an initial public offering (IPO).
Discount Rate: 15%. Provides a discount on the price per share paid by new investors in the future equity financing round.
Valuation Cap: $8,000,000. This sets the maximum company valuation at which the SAFE will convert to equity, ensuring the best possible conversion price in the future equity financing round.
Conversion Trigger: Qualified equity financing round. This outlines the events that trigger the conversion of the SAFE into equity. When the SAFE converts, it will either be converted at the valuation cap or the discount rate, whichever is better for the investor.
Exit Strategy: For investors who desire a short exit, we will hold our Series A Priced Equity Round in early 2025. A favorable exit for long term investors is our Initial Public Offering in early 2028.
*This slide contains future projections which are not guaranteed
Simpli-Fi
Automation


2018
Company formation
Early concept and technology design
2019
Company milestone: 100 commercial automation engineering contractions
2020
Pandemic Disruption
Released 80% of staff and all contracts cancelled, not in-progress
2021
"Friends and Family" Funding of $100,000 Jan 22 (Brown Venture Group)
2022
NASA Technology Partnership-Research License Executed
Provisional Patent filed
Alpha Prototype completed
2023
Pre-Seed Round Funding of $450,000 (Brown Venture Group)
Device Hardware Engineering and Development Completed
Sensor Production-initial run of 1000 sensors
2024
Complete Device Development
Trials and Validation
2025
Series A Priced Equity-Hidden Star $30M
Manufacturing Facility Completion
2026
Market Release of Provectus Telehealth
Simpli-Fi
Automation
*This slide contains future projections which are not guaranteed


Board of Directors & Affiliations
Christopher Campbell
Johnny Cator
Amelia Hardy
Michael Wright
Alex Ross
William (DJ) Dozier
Jerome Hamilton
Simpli-Fi
Automation


PROVECTUS
One Step Closer to the Future of Healthcare


Simpli-Fi
Automation
AI Powered Biomedical Device and Sensor Design

Downloads

Simpli-Fi Automation Deck-Provectus Breath Biomarker Diagnostics.pdf